Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Higher Earnings, EBITDA, Revenues in Q1, 2010;
Silver Production Up 34%, Cash Costs Down 15% Compared to Q1, 2009;

Vancouver, Canada – May 10, 2010 - Endeavour Silver Corp. (TSX:EDR)(NYSE Amex:EXK)(DBFrankfurt:EJD) announced today its financial and operating results and unaudited financial statements for the First Quarter, 2010.  Endeavour owns and operates two high-grade, underground, silver-gold mines in Mexico, the Guanacevi Mines in Durango State and the Guanajuato Mines in Guanajuato State.

The financial results are expressed in US dollars (“US$”) and are based on Canadian generally accepted accounting practices (Canadian “GAAP”).  Shareholders are referred to the Company’s website for more details: First Quarter, 2010 Financial Statements - http://www.edrsilver.com/s/FinancialStatements.asp and Management Discussion and Analysis (“MD&A”) - http://www.edrsilver.com/s/MDA.asp.

First Quarter 2010 Highlights (Compared to Q1, 2009)

•	Silver production climbed 34% to 766,210 ounces (oz)

•	Gold production jumped 62% to 3,775 oz

•	Silver equivalent production rose 31% to 1,011,569 oz (65:1 silver: gold ratio, no base metals)

•	Cash costs fell 18% to $6.39 per oz silver produced (net of gold credits)

•	Sales revenues increased 115% to $18.2 million

•	Mine operating cash-flow escalated 249% to $9.1 million

•	EBITDA was up 1192% to $7.1 million

•	Net earnings improved from a loss of $1.7 million to earnings of $1.7 million ($0.03 per share)

Bradford Cooke, Chairman and CEO, commented, “Endeavour posted yet another strong quarter of rising silver and gold production and falling cash costs in Q1, 2010.  Thanks to our increased production, lower costs and higher metal prices, our revenues, cash-flow, EBITDA and earnings were all up sharply, adding $3.4 million to our working capital during the quarter.  From both the operating and financial viewpoints, the Company has never been in better shape.”

 “We are now into the heart of our capital expansion and exploration programs for the year so silver production will likely remain flat and earnings should dip in the Second Quarter.  However, once the new Porvenir Cuatro mine at Guanacevi and the Lucero South/Bolanitos South mine expansions at Guanajuato come into production, silver production, cash costs and earnings should once again resume their positive trends.”

“In addition to the organic growth of our two mining operations, management has been focused this year on generating new opportunities for growth through the acquisition of exciting new exploration projects.  We are currently drilling the San Juanico property in Parral, Chihuahua targeting a simple extension of the 1.5 million tonnes of Ag-Au-Pb-Zn mineralization already drilled out on our Cometa property next door.”

“Mapping and sampling programs are now underway on the recently acquired, district-scale San Sebastian project in Jalisco in order to prioritize targets for drilling later this year.  Last but not least, we are working on a number of prospective new property acquisitions, some of which have substantial bulk tonnage open pit silver-gold potential.  All in all, Endeavour is enjoying a very good start to the year.”

Financial Results (see Consolidated Statement of Operations)

Sales revenues increased 115% to $18.2 million in Q1, 2010 (Q1, 2009 - $8.5 million) thanks to sharply higher mineral production and metal prices. The Company sold 787,651 silver oz and 4,454 gold oz at average realized prices of $16.93 per oz and $1,105 per oz respectively. Costs of Sales were up 56% to $9.2 million (Q1, 2009 - $5.9 million) primarily due to higher production.

Mine Operating Cash Flows increased 248% to $9.1 million (Q1, 2009 - $2.6 million); and Mine Operating Earnings rose to $5.8 million (Q1, 2009 – $0.3 million).  The Company realized a positive Operating Income of $2.7 million (Q1, 2009 – Loss of $1.2 million), primarily due to higher Mine Operating Earnings. Income Before Taxes was $3.3 million (Q1, 2009 – Loss of $1.9 million). The Company incurred an Income Tax Expense of $1.6 million (Q1, 2009 – Recovery of $0.1 million) for Net Earnings of $1.7 million ($0.03 per share) for the period.

Cash Operating Costs declined 15% to $6.39 per oz silver produced in Q1, 2010 (Q1, 2009 - $7.56 per oz) thanks to higher plant throughputs at Guanacevi, higher gold production and gold prices, partially offset by lower gold recoveries at both Guanacevi and Guanajuato and the appreciation of the Mexican peso. Endeavour reports its cash operating costs according to the Gold Institute cash cost reporting guidelines so they include offsite costs such as transportation, smelting and refining costs, net of by-product credits.

The Company made capital investments totalling $6.0 million in property, plant and equipment during the First Quarter, 2010.  The main focus of the capital programs was the continued development of the Santa Cruz access ramp, the development of the Porvenir Cuatro access ramp and the expansion of the crushing circuit at Guanacevi. At Guanajuato, mine development continued on the South extensions of the Lucero and Bolanitos veins.

At March 31, 2010, the Company held cash and cash equivalents of $23.5 million and working capital totalled $42.2 million, up from $38.8 million at the end of 2009.

Operating Results (see Consolidated Table of Operations)

Silver production climbed 34% to 766,210 oz and gold production jumped 62% to 3,775 oz in Q1, 2010 compared to Q1, 2009 thanks to higher plant throughput at both Guanacevi and Guanajuato, partially offset by slightly lower gold recoveries. As a result, silver and equivalent production rose 31% to 1,011,569 oz (65:1 silver: gold ratio, no base metals) compared to Q1, 2009.

Plant throughputs in Q1, 2010 totalled 112,963 tonnes, up 32% compared to Q1, 2009 due to the benefits of the 2009 mine development program at both operations and the 20% plant expansion at Guanajuato. Guanacevi averaged 772 tonnes per day (tpd) and Guanajuato averaged 557 tpd (based on a 6 day work week). Consolidated silver grades averaged 270 grams per tonne (gpt) silver (8.6 oz per ton), comparable to Q1, 2009 but gold grades averaged 1.34 gpt gold (0.04 oz per ton), some 31% higher than Q1, 2009 as a result of higher gold grades at both Guanacevi and Guanajuato and higher plant throughput at Guanajuato.

Second Quarter 2010 Outlook

Similar to our 2009 plan, management anticipates silver production in Q2, 2010 will be comparable to Q1, 2010. We expect cash costs to resume their decline thanks to anticipated higher gold production and prices. EBITDA and net earnings will also likely decline as exploration spending escalates this quarter (Endeavour expenses its exploration costs on exploration projects).  However, silver production is scheduled to increase and cash costs are expected to decrease in Q3 and Q4 as the new ore-bodies under development during the first half of the year enter into production in the second half.

The 2010 Guanacevi plant upgrade and expansion program is well underway with the installation of a new crushing circuit and the near completion of the 5 year tailings expansion.  We are well into our final year of major capital investments in order to unfold the full production capacities at Guanacevi and Guanajuato and the capital expansion programs are currently on time and within budget.

Some of the healthy cash-flow from operations will once again be put to good use funding our aggressive 2010 exploration programs.  Endeavour is focused on following up on our recent new discoveries in both districts, testing several new prospective targets within these two districts, and exploring newly acquired, district-scale silver-gold properties elsewhere in Mexico.

Godfrey Walton, M.Sc., P.Geo., the President and COO, is the Qualified Person who reviewed this news release and oversaw the mining operations.  Barry Devlin, M.Sc., P.Geo., the Vice President of Exploration, is the Qualified Person who reviewed this news release and supervised the exploration programs.

Q1, 2010 Conference Call at 10:30 am PST, Wednesday, May 12, 2010

A conference call to discuss the results will be held at 1:30 PM Eastern Standard Time (10:30 AM Pacific Standard Time) on Wednesday, May 12, 2010. To participate in the conference call, please dial the following:

•	800-319-4610	Canada and USA (Toll-free)
•	604-638-5340	Vancouver Dial In
•	1-604-638-5340	Outside of Canada & USA
•	No passcode is necessary

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada & USA (Toll-free) or 1- 604-638-9010 outside of Canada and USA. The required pass code is 4890 followed by #.

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of aggressive silver production, reserve and resource growth.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Dan Dickson"

Dan Dickson
Chief Financial Officer

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2010, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital and the use of proceeds from the Company’s recent financing. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited- Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Three Months Ended
	March 31,	March 31,
	2010	2009

Revenue	$18,252	$8,487

Cost of sales	9,166	5,883
Depreciation and depletion	3,301	2,290
Exploration	821	157
General and administrative	1,210	1,090
Accretion of convertible debentures	436	147
Stock-based compensation	651	83
Earnings (loss)	2,667	(1,163)

Foreign exchange gain (loss)	430	(915)
Mark to market gain (loss) on redemption call option	175	-
Investment and other income	74	189

Earnings (loss) before taxes	3,346	(1,889)
Income tax recovery (provision)	(1,626)	149
Net earnings (loss) for the period	1,720	(1,740)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities	(100)	-
Unrealized gain (loss) on other investments	548	-
Unrealized foreign exchange gain (loss) on investments	95	-
Reclassification adjustment for loss (gain) included in net income	-	-
	543	-
Comprehensive income (loss) for the period	2,263	(1,740)

Basic and diluted earnings (loss) per share based on net earnings (loss)	$0.03	$(0.03)

Weighted average number of shares outstanding	61,156,943	50,080,632

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars)

	Three Months Ended
	March 31	March 31
	2010	2009

Operating activities
Net earnings (loss) for the period	$1,720	$(1,740)
Items not affecting cash:
Stock-based compensation	651	83
Depreciation and depletion	3,301	2,290
Future income tax provision (recovery)	1,350	(452)
Unrealized foreign exchange loss (gain)	590	(70)
Accretion of convertible debentures	436	46
(Gain) loss on redemption call option	(175)	-
Net changes in non-cash working capital	(4,790)	(3,629)
Cash from (used for) operations	3,083	(3,472)

Investing activities
Property, plant and equipment expenditures	(5,778)	(2,467)
Long term deposits	-	(18)
Investment in marketable securities	(1,021)	-
Cash used in investing activities	(6,799)	(2,485)

Financing activities
Common shares issued, net of issuance costs	883	35
Issuance of convertible debentures	-	11,225
Debenture issuance costs	-	(1,102)
Interest paid	(324)	-
Cash from financing activities	559	10,158

Increase (decrease) in cash and cash equivalents	(3,157)	4,201
Cash and cash equivalents, beginning of period	26,702	3,582
Cash and cash equivalents, end of period	$23,545	$7,783

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEETS
(Unaudited-Prepared by Management)
(expressed in thousands of US dollars)

	March 31,	December 31,
	2010	2009

ASSETS

Current assets
Cash and cash equivalents	$23,545	$26,702
Marketable securities	2,988	2,045
Notes receivable	3,097	2,476
Accounts receivable and prepaids	10,932	7,467
Inventories	7,659	6,100
Due from related parties	314	243
Total current assets	48,535	45,033

Long term deposits	1,153	1,153
Redemption call option on convertible debentures	2,660	2,693
Mineral property, plant and equipment	59,630	57,002
Total assets	$111,978	$105,881

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$5,680	$5,230
Current portion of promissory note	231	231
Accrued interest on convertible debentures	235	254
Income taxes payable	231	545
Total current liabilities	6,377	6,260

Promissory note	202	248
Asset retirement obligations	1,776	1,740
Future income tax liability	9,777	8,103
Liability portion of convertible debentures	7,880	8,149
Total liabilities	26,012	24,500

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 61,705,456 shares (2009 - 60,626,203 shares)	114,811	112,173
Equity portion of convertible debentures	1,997	2,164
Contributed surplus	12,799	12,948
Accumulated comprehensive income	1,292	749
Deficit	(44,933)	(46,653)
Total shareholders' equity	85,966	81,381
	$111,978	$105,881

ENDEAVOUR SILVER CORP.
CONSOLIDATED MINE OPERATIONS

Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne

Production 2010 Year:
Q1, 2010	112,963	270	1.34	766,210	3775	78.3	78.7	6.39	79.45

YTD 2010	112,963	270	1.34	766,210	3,775	78.3	78.7	6.39	79.45
Production 2009 Year:
Q1, 2009	85,731	271	1.02	572,785	2,335	78.8	86.7	7.56	74.69
Q2, 2009	90,338	259	1.16	584,486	2,768	77.2	85.0	6.95	79.46
Q3, 2009	93,276	271	1.42	661,903	3,604	79.6	84.6	5.19	78.91
Q4, 2009	115,482	270	1.62	779,344	4,591	77.8	76.2	4.96	79.07
Total	384,827	268	1.33	2,598,518	13,298	78.3	82.6	9.38	78.14
Production 2008
Q1, 2008	78,157	304	0.71	504,669	1,433	66.2	79.8	10.01	84.75
Q2, 2008	86,391	257	0.77	517,077	1,705	72.8	83.0	9.62	75.96
Q3, 2008	96,721	270	0.93	625,094	2,465	75.4	84.9	9.55	80.11
Q4, 2008	90,927	288	0.98	696,075	2,416	82.2	88.4	7.43	81.25
Total	352,196	279	0.85	2,342,915	8,019	74.5	84.2	9.03	80.42

Q1, 2010 : Q1, 2009	32%	-1%	31%	34%	62%	-1%	-9%	-15%	6%

Q1, 2010 : Q4, 2009	-2%	0%	-18%	-2%	-18%	1%	3%	29%	0%